UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3*)

                               Oriole Homes Corp.
                                (Name of Issuer)

                        Common Stock, Class B, Par Value
                           (Title of Class Securities)

                                  686264 -20-1
                                 (Cusip Number)

                           Andrew J. McLaughlin, Jr.
                          c/o Loeb Partners Corporation
                     61 Broadway, N.Y., 10006 (212) 425-0400
Name, address and Telephone Number of Person Authorized to Receive Notices and
                               Communications

                                  June 5, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 686264-20-1

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Andrew J. McLaughlin, Jr. - S.S. ####-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [  ]

(b)[  ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [   ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF           7  SOLE VOTING POWER
SHARES                 152,100 Shares, assuming conversion of Class A Common
BENEFICIALLY        8  SHARED VOTING POWER
OWNED BY               14,000 Shares, assuming conversion of Class A Common
EACH                9  SOLE DISPOSITIVE POWER
REPORTING              152,100 Shares, assuming conversion of Class A Common
PERSON WITH         10 SHARED DISPOSITIVE POWER
                       14,000 Shares, assuming conversion of Class A Common

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         166,100 Shares, assuming conversion of Class A Common

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.9%

14  TYPE OF REPORTING PERSON*
         IN PN

Item 1.  Security and Issuer.

This report relates to the Common Stock, Class B of Oriole Homes Corp. Its chief executive officer is Mark A. Levy. The principal executive offices are located at 1690 South Congress Avenue, Delray Beach, Florida, 33445. This report reflects the sale of shares of Class A Common Stock and Class B Common Stock par value $.10 per share.

Item 2.  Identity and Background.

This report is being filed by Andrew J. McLaughlin, Jr. as to (i) shares for which Andrew J. McLaughlin, Jr. has sole voting or dispositive power; and (ii) shares for which Andrew J. McLaughlin, Jr. has shared voting or dispositive power. Andrew J. McLaughlin, Jr. is a registered representative of Loeb Partners Corporation, a registered broker/dealer, 61 Broadway, New York, New York, 10006. He is also an officer and a director of other corporations affiliated with Loeb Partners Corporation. Andrew J. McLaughlin, Jr. is a United States citizen. He has not, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respects to such laws. McLaughlin Family Fund is a partnership comprised of Andrew J. McLaughlin, Jr. as general partner and his children, nephews, nieces as limited partners.

Item 3.  Source and Amount of Funds or Other Compensation.

The shares, the ownership of which is reported hereby were acquired with personnel, partnership or trust funds.

Item 4.  Purpose of Transaction.

The shares, the ownership of which is reported hereby, were acquired for investment purposes. The reporting persons reserve the right to acquire additional shares, or to dispose of some or all of their shares, in accordance with applicable regulations. Mr. McLaughlin may from time to time discuss with members of the issuer's management various ideas with a view to enhancing the value of the shares, but he is not presently contemplating any plans or proposals required to be described in answer to this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)   and (b).    The respective number of shares of the Company's
Class B Common Stock held are:

I. Shares as to which Andrew J. McLaughlin, Jr. has sole voting or dispositive power.

Number of Shares of Class B
Common Stock                                Beneficial Owner
93,300                                      Andrew J. McLaughlin, Jr.



II. Shares as to which Andrew J. McLaughlin, Jr. has shared voting or dispositive power.

Number of Shares of Class B
Common Stock                        Beneficial Owner
9,700                               Thomas L. Kempner, Irwin D. Rowe, Andrew J.
                                    McLaughlin, Jr. as Trustees for Loeb Rhoades
                                    Hornblower Profit Sharing Trading for
                                    Account of Andrew J. McLaughlin, Jr.

103,000 (3.7%)

Percentages are computed on the basis of 2,750,575 outstanding shares of Class B Common Stock reported by the Company as of April 4, 1997 in its most recent proxy statement.


III. Shares covered by convertible Common Stock, Class A, par value $.10 owned by person named above. Andrew J. McLaughlin, Jr., McLaughlin Family Fund and the trust referred to in II above own convertible Common Stock, Class A. par value $.10 in the amounts of 54,400, 4,400 and 4,300 respectively. Such shares are convertible at the rate of one share of Common Stock, Class B for each share. Assuming only conversion of these shares, there would have been 2,813,675 Class B Common shares outstanding as of April 4, 1997 and the persons named in this
Item 2 would have owned in the aggregate 166,100 shares (5.9% of 2,813,675). (c) The following sales have been made within the last 60 days.

Seller                   Security         Price      # of  Shares  Trade Date
McLaughlin Family Fund   Cl. A Common     7.000         500        06-05-97
                         Cl. A Common     7.625         600        05-27-97
                         Cl. A Common     7.750        2000        05-16-97
                         Cl. A Common     8.000         200        05-08-97
                         Cl. A Common     8.125         700        05-08-97
McLaughlin Family Fund   Cl. B Common     7.000       10100        06-05-97
                         Cl. B Common     7.500       22000        05-20-97
                         Cl. B Common     7.500        3200        05-16-97

(d) and (e). Not applicable.

Item 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 27, 1997                  /s/ Andrew J. McLaughlin, Jr.

                                         ______________________________
                                         Andrew J. McLaughlin, Jr.,
                                         individually, as general
                                         partner and as trustee